UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5)

GOLD STANDARD, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

380724302
(CUSIP Number)

12/31/99
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant
to which this Schedule is filed:
X	Rule 13d-1(b)

1.  Name of Reporting Person:		Sun Valley Gold LLC

2.  Check the Appropriate Box if a Member of a Group:	N/A

3.  SEC Use Only

4.  Citizenship or Place of Organization:	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

5.  Sole Voting Power:		102,163

6.  Shared Voting Power:	0

7.  Sole Dispositive Power:	102,163

8.  Shared Dispositive Power:	0

9.  Aggregate Amount Beneficially Owned by Each Reporting Person:		102,163

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares:	N/A

11.  Percent of Class Represented by Amount in Row (9):	8.7 %

12.  Type of Reporting Person:	IA





Item 1.
(a)  Name of Issuer:	Gold Standard, Inc.
(b)  Address of Issuer's Principle Executive Offices:
712 Kearns Building, 136 South Main Street, Salt Lake City, Utah  84101

Item 2.
(a)  Name of Person Filing:	Sun Valley Gold LLC
(b)  Address of Principal Business Office:
620 Sun Valley Road, P.O. Box 2759, Sun Valley, Idaho  83353
(c)  Citizenship:	Delaware
(d)  Title of Class of Securities:		Common stock
(e)  CUSIP Number:	380724302

Item 3.	  If this statement is filed pursuant to
sec. 240.13d-1(b) or 240.13d-2(b) or (c), check
whether the person filing is a:
(e)  X	An investment adviser in accordance with s
ec. 240.13d-1(b)(1)(ii)(E)

Item 4.  Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)  Amount beneficially owned:	102,163 common shares.
(b)  Percent of class:		8.7%
(c)  Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote:		102,163
(ii)	Shared power to vote or to direct the vote:			0
(iii)	Sole power to dispose or to direct the disposition of:	102,163
(iv)	Shared power to dispose or to direct the disposition of:	0

Item 5.  Ownership of Five Percent or Less of a Class.
N/A

Item 6.  Ownership of More than Five Percent on Behalf of
Another Person.
	N/A

Item 7.  Identification and Classification of the Subsidiary
Which Acquired the Security Being
Reported on By the Parent Holding Company.
N/A

Item 8.  Identification and Classification of Members of the Group.
N/A

Item 9.  Notice of Dissolution of Group.
N/A

Item 10.  Certification.
(a) The following certification shall be included if the statement is filed pursuant to sec. 240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2001

Peter F. Palmedo

Peter F. Palmedo
President, Sun Valley Gold Company
Managing Member, Sun Valley Gold LLC